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                                                                 EXHIBIT 2.4
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                            SHARE PURCHASE AGREEMENT

1a. The company EUROMED, INC., incorporated under the laws of Nevada, United States of America, duly represented by one of its statutory directors, A.F. Hinnen, hereinafter to be referred as: "EuroMed, Inc.";

1b. The private limited liability company EUROMED EUROPE B.V., incorporated under the laws of The Netherlands, duly represented by one of its statutory directors, Wisteria, hereinafter to be referred as: "EuroMed B.V.";

1c. The private limited liability company MUTARESTES B.V., incorporated under the laws of The Netherlands, duly represented by its statutory director, File B.V., duly represented by its statutory director R.W.L. Veldman, hereinafter to be referred as: "Mutarestes";

        Parties 1a. up to and including 1c. will be collectively referred to as:
        "the EuroMed-group";

AND

2. The private limited liability company HOUDSTERMAATSCHAPPIJ SINGULTUS B.V. I.O., to be incorporated under the laws of The Netherlands, duly represented by its incorporator, Stichting Administratiekantoor Hugo, duly represented by one of its statutory directors M. Rootring, hereinafter to be referred as: "Purchaser";

WHEREAS:

a. EuroMed, Inc. owns all of the issued and outstanding shares of EuroMed B.V. EuroMed B.V. holds all of the

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        issued and outstanding shares in the capital of Mutarestes, which in turn owns all of the issued and outstanding shares of the private limited liability company Pluripharm International B.V. (hereinafter:
        "Pluripharm"), which in turn owns all of the issued and outstanding shares of the private limited liability company Financieringsmaatschappij De Nieuwe Wereld B.V. (hereinafter: "DNW");

b. after extensive, arm's length negotiations and as result of the intermediation of the former management of Pluripharm and for good, fair and valuable consideration and reasonably equivalent value, in good faith and without any intention to hinder, delay or defraud creditors, the Parties agree that Purchaser will purchase all of the issued and outstanding shares in Pluripharm and therefore Parties wish to enter into this agreement (hereinafter: "the Agreement");

c. the Agreement sets forth the conditions subject to which Purchaser will purchase all of the issued and outstanding shares in Pluripharm.

THE PARTIES HEREBY AGREE AS FOLLOWS:

ARTICLE 1       PURCHASE OF THE SHARES

1.1 Subject to the terms and conditions contained herein Purchaser agrees to purchase all of the issued and outstanding shares in Pluripharm (hereinafter: the "Pluripharm Shares") and to accept the Pluripharm Shares from Mutarestes, and Mutarestes agrees to sell and to deliver the Pluripharm Shares to Purchaser on 2 June, 1997 or earlier, if Parties mutually agree thereto
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        (hereinafter: the "Closing").

1.2 The Pluripharm Shares consist of 40,000 shares with a par value of NLG 1 in the capital of Pluripharm, which shares represent all of the outstanding shares of Pluripharm.

ARTICLE 2       PURCHASE PRICE

2.1. The purchase price for the Pluripharm Shares amounts to NLG 4,800,000 (hereinafter: "the Purchase Price"). The Purchase Price will be paid by Purchaser in accordance with article 4 below.

2.2 Purchaser will submit on or before 12 April, 1997 a bank guarantee to Mr. J.H.M. Carlier, civil law notary of the firm Stibbe Simont Monahan Duhot, for the amount of the Purchase Price as security for payment of the Purchase Price. A copy of the bank guarantee will be issued to EuroMed, Inc. If the bank guarantee will not be submitted to the civil law notary ultimately on 12 April, 1997 the EuroMed-group can rescind this Agreement.

ARTICLE 3       ACTIONS TO BE TAKEN ON 3 APRIL

3.1 Parties confirm that the following actions have been taken on 3 April, including the signing of the Agreement:

                a. Mutarestes will resign as statutory director of Pluripharm and will appoint Messrs. M. Rootring and
                        T. Van den Berg as statutory directors of Pluripharm until Closing;

                b.      written shareholder approval of the shareholder of

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                Mutarestes with respect to the sale and purchase of the
                Pluripharm Shares and the completion of the other transactions contemplated by the Agreement subject to the terms of the Agreement;

        c. written Board approvals of the Boards of Directors of EuroMed, Inc. and Mutarestes with respect of the sale and purchase of the Pluripharm Shares and the completion of the other transactions contemplated by the Agreement subject to the terms of the Agreement;

        d. a written declaration of the Boards of Directors of EuroMed, Inc. that EuroMed, Inc., on the basis of a fair valuation, is not insolvent or unable to perform its obligations as they come due and will not be rendered insolvent or unable to perform its obligations as they come due as a result of the performance of the Agreement and is not engaged in a business or transaction or about to engage in a business or a transaction for which any property remaining with EuroMed, Inc. represents an unreasonably small capital; and a written declaration of the Board of Directors of EuroMed, Inc. that, following the closing of the transactions contemplated by the Agreement, its reasonable projections show EuroMed, Inc. to be solvent, able to pay its debts as they mature and with adequate capital for at least one year;

ARTICLE 4       CLOSING

4.1 At least five days before Closing, the EuroMed-group will furnish all required original documents mentioned in article 6 to Purchaser.
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4.2     After receipt of the documents mentioned in article 4.1 by Purchaser,
        Purchaser will procure that on the Closing the Purchase Price is deposited at the account/office of the aforementioned civil law notary in exchange of the bank guarantee for the Purchase Price.

4.3     At the Closing:

        a. Mutarestes will deliver the Pluripharm Shares to Purchaser, by means of the execution of a notarial deed to be executed by the civil law notary;

        b. the civil law notary will transfer NLG 4,800,000 to a bank account of one of the companies of the EuroMed-group, which account will be announced to the civil law notary at the Closing or earlier;

4.4 In case the EuroMed-group will not furnish all required original documents mentioned in article 6 five days before Closing, Purchaser and/or EuroMed, Inc. may rescind the Agreement. Such rescission will be Purchaser's only remedy vis-a-vis the EuroMed-group for breach of its obligations pursuant to article 4.1. Article 9.3 will survive rescission of the Agreement.

ARTICLE 5       REPRESENTATIONS AND WARRANTIES

5.1 It is agreed and acknowledged that with respect to Pluripharm and DNW and with respect to the Agreement, Mutarestes does not give any representation, warranty or guarantee whatsoever except those which are mentioned in this article.
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5.2     At or prior to the Closing, each member of the EuroMed-group represents and warrants that no consent, authorization, approval, permit or license of, or filing with, any governmental or public body or authority, is required to authorize, or is required in connection with, the execution, delivery and performance of the Agreement or the agreements contemplated hereby on the part of the EuroMed-group except those which are disclosed in Schedule 1 or will be obtained in accordance with articles 3.1 and
        6.1. It is being explicitly understood that this article refers to EuroMed, Inc. as well. EuroMed, Inc. and the other members of the EuroMed-group are jointly and severally liable if any requirement with respect to US-law or the laws of the state of Nevada is not fulfilled or is infringed.

5.3 At or prior to the Closing each member of the EuroMed-group represents and warrants that the execution, delivery and performance of the Agreement has been duly authorized by all boards of directors and shareholders of the EuroMed-group, if required by the law, the by-laws and/or any other regulation.

ARTICLE 6       ACTIONS

6.1 The actions enumerated in this article must be fulfilled five days before Closing:

        a. A statement of the firm Paardekooper & Hoofman or a financial advisory firm of the same reputation, in which the value of Pluripharm is determined and in which it is declared that the Purchase Price is considered to be a fair consideration and a reasonably equivalent value to the EuroMed-group and its shareholders;
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        b.      approval of the shareholders of EuroMed, Inc. with respect to the sale and purchase of the Pluripharm Shares and the completion of the other transactions contemplated by the Agreement subject to the terms of the Agreement;

ARTICLE 7       INDEMNIFICATION

7.1 EuroMed, Inc. will indemnify, defend and hold Purchaser, Pluripharm and DNW and its employees, agents, attorneys and affiliates harmless from and against any and all losses, claims, causes of action, obligations, demands, assessments, penalties, liabilities, costs, damages, attorneys' fees and expenses, asserted against or incurred by third parties (such as, but not limited to shareholders and creditors of EuroMed, Inc.) by reason of or resulting from any claim arising from the Agreement and/or any other agreement executed in connection with this transaction contemplated hereby.

ARTICLE 8       CONFIDENTIALITY

8.1 Each party shall keep the terms of the Agreement confidential, and shall make no press release or public disclosure, either written or oral, regarding the transactions contemplated by the Agreement without the prior knowledge and consent of the other parties hereto; provided that the foregoing shall not prohibit any disclosure (i) by press release or filing that is required by law (such as United States securities laws), copies of which shall be made available to Purchaser,
        (ii) to advisors, financiers or lenders of any party; (iii) by Purchaser in connection with obtaining a finance for the transactions contemplated by the Agree-
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        ment or (iv) to the Shareholders meeting of EuroMed, Inc.

ARTICLE 9       MISCELLANEOUS

9.1 Parties confirm that Mutarestes has received at the date of signing the Agreement a payment of NLG 800,000 from Pluripharm as partial repayment of the outstanding receivable due by Pluripharm to Mutarestes (which receivable amounts NLG 2,465,611). Until Closing no other dividend payments, disbursements or other payments will be made to Mutarestes by Pluripharm.

9.2 Mutarestes will be indemnified by Pluripharm and Purchaser for the claims arising from the corporate income tax ("de vennootschapsbelasting") 1995 and 1996 for the amount of NLG 1,665,611 (in accordance with the balance sheets which are approved by Deloitte & Touche and attached as Annex II).

9.3 The EuroMed-group on the one hand and Purchaser on the other hand will bear its own costs for its legal and tax advisors with respect to (the preparation of) the Agreement. Parties agree that the fee of the civil law notary will be for the account of Purchaser.

ARTICLE 10      CHOICE OF LAWS

10.1 The Agreement and the rights and obligations of the parties hereto are governed by and construed and enforced in accordance with the laws of The Netherlands. Any dispute arising under the Agreement shall be exclusively settled by the competent Court of Amsterdam, The Netherlands.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of today 3 April 1997

/s/ A.F. HINNEN                         /s/ A.F. HINNEN
---------------------                   --------------------
EuroMed, Inc.                           EuroMed Europe B.V.


/s/ R. VELDMEN
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Mutarestes B.V.
by: R. Veldman


/s/ M. ROOTRING
----------------------
Houdstermaatschappij Singultus B.V. i.o.
by: M. Rootring

Only for the purpose of articles 9.1 and 9.2


/s/ M. ROOTRING
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Pluripharm
by: M. Rootring